September 10, 2025

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Kim McManus

Senior Counsel

Division of Investment Management

Disclosure Review Office

Re:	Exchange Place Advisors Trust (Registration No. 333-226989/811-23373) Response to Examiner Comments on Post-Effective Amendment No. 48

Dear Ms. McManus:

This letter summarizes the Staff’s comments provided during our telephone conference call on August 27, 2025, regarding the Post-Effective Amendment to the Registration Statement on Form N-1A (“PEA No. 48”) for Sphere 500 Climate Fund (the “Fund”), a series of Exchange Place Advisors Trust (the “Registrant”).

Pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), PEA No. 48 is scheduled to be automatically effective on September 16, 2025. The Registrant expects to file a Post-Effective Amendment on or before September 15, 2025, which will become effective on September 16, 2025, to reflect changes made in response to the Staff’s comments as set forth below, and certain other non-material clarifying and conforming changes.

Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in PEA No. 48. The section and page references that we refer to in the Registrant’s responses are references to the filed version of PEA No. 48.

Prospectus

1.	Comment: Please update, as applicable, the Registration Statement in accordance with changes made in connection with the Staff’s comments on the Preliminary Proxy Statement filed on Schedule 14A with the Securities and Exchange Commission (the “SEC”) with respect to the Fund that were incorporated into the Fund’s Definitive Proxy Statement filed on Schedule 14A with the SEC on August 19, 2025.

Response: The Registrant confirms that any such applicable changes have been made. A marked copy showing such changes will be provided to the Staff.

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Statement of Additional Information

2.	Comment: With respect to the section entitled “Financial Statements,” please revise to include a reference to the financial statements for the semi-annual period ended March 31, 2025.

Response: The following disclosure has been added to this section:

The unaudited financial statements of the Fund for the six-month fiscal period ended March 31, 2025 are also incorporated by reference herein.

Part C

3.	Comment: Please file the consent of the independent registered public accounting firm. The Registrant may not incorporate by reference.

Response: The consent of the independent registered public accounting firm will be included in the Post-Effective Amendment to be filed pursuant to 485(b) of the 1933 Act.

4.	Comment: Please file an updated power of attorney. The Staff takes the position that a power of attorney must be signed within the last six months.

Response: While the Registrant is not commenting on the Staff’s view, an updated power of attorney will be included in the Post-Effective Amendment to be filed.

We trust that the foregoing is responsive to your comments. Please feel free to contact the undersigned at 212-885-5147 if you have any questions.

Sincerely yours,

/s/ Stacy H. Louizos

Stacy H. Louizos

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